[LETTERHEAD OF Blazzard, Grodd & Hasenauer, P.C.]



                                                      June 20, 2002

via facsimile: (202) 942-9659 and
via EDGAR

Kenneth Fang
Securities and Exchange Commission
Division of Investment Management
EDGAR Support
450 Fifth Street, N.W.
Washington, D.C.  20549

         RE:      Withdrawal of N-4 filing
                  AIG SunAmerica Life Insurance Company
                  File No. 811-21096

Dear Mr. Fang:

On May 29, 2002, we made an N-4 filing on behalf of Variable Separate Account Nine of AIG SunAmerica Life Insurance Company (doing business as Anchor National Life Insurance Company), File No. 811-21096. This filing, File No. 333-89304, was made in error in that we inadvertently used the wrong CIK and CCC numbers in the EDGAR submission header. The numbers that were erroneously used were the CIK and CCC numbers for the depositor, AIG SunAmerica Life Insurance Company, rather than the separate account for which we intended to file, Variable Separate Account Nine.

We respectfully request that the filing made with Accession Number 0000928389-02-000202 (filed on Filed on May 29, 2002 at 15:47 ) be withdrawn to effectuate non-assignment of the '33 Act number 333-89304. We have re-filed the filing under the correct CIK (0001172804) and CCC (o4tsnua$) numbers.


We appreciate your assistance and should you need any additional information, please feel free to contact the undersigned at (954) 771-7909 or Tina Lewert at
(954) 771-7334.

                                            Sincerely,

                                            BLAZZARD, GRODD & HASENAUER, P.C.

                                       By:   ___________________________
                                            Judith A. Hasenauer